Filed Pursuant to Rule 424(b)(5)
File No. 333-166774

Pricing Supplement No. 3 Dated April 10, 2012

(To Prospectus dated May 25, 2010 and

Prospectus Supplement dated June 17, 2010)

relating to First Mortgage Bonds,

Secured Medium-Term Notes, Series I

$75,000,000

IDAHO POWER COMPANY

2.95% First Mortgage Bonds due 2022

Title of Securities:	2.95% First Mortgage Bonds due 2022 (the “Notes”)

Principal Amount:	$75,000,000

Price to Public:	99.829% payable in immediately available funds, plus accrued interest from the Original Issue Date

Purchasers’ Discount:	0.625%

Proceeds to Us after Discount:	99.204%

Interest Rate:	2.95% per annum

Original Issue Date:	April 13, 2012

Original Interest Accrual Date:	April 13, 2012

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2012

Record Dates:	March 15 and September 15

Maturity Date:	April 1, 2022

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

BofA Merrill Lynch

J.P. Morgan

Wells Fargo Securities

Mitsubishi UFJ Securities

KeyBanc Capital Markets

RBC Capital Markets

US Bancorp

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, as follows:

•	Prior to January 1, 2022, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, and

•

as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 basis points,

•	On or after January 1, 2022, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed,

plus in any case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.

We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the corporate trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the corporate trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the corporate trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and a Primary Treasury Dealer (as defined below) selected by Wells Fargo Securities, LLC, and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes. The purchasers are committed to take and pay for all of the Notes if any are purchased. Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes
J.P. Morgan Securities LLC	$20,625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	18,750,000
Wells Fargo Securities, LLC	18,750,000
Mitsubishi UFJ Securities (USA), Inc.	5,625,000
KeyBanc Capital Markets Inc.	3,750,000
RBC Capital Markets, LLC	3,750,000
U.S. Bancorp Investments, Inc.	3,750,000

Total	$75,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement. Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.375% of the principal amount of the Notes. Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.25% of the principal amount of the Notes.

Some of the purchasers or their affiliates (i) participate in our commercial paper program and may from time to time hold our commercial paper and (ii) are lenders and/or agents under our credit agreement, dated as of October 26, 2011.

Concurrent with the offering of the Notes, we are also offering, through a separate terms agreement and pricing supplement, $75,000,000 aggregate principal amount of 4.30% first mortgage bonds due 2042 (the “2042 Notes”), which will rank equally and ratably with the Notes in all respects. While these offerings are concurrent, they are not dependent or contingent on one another. We cannot assure you that we will complete the offering of the 2042 Notes.

Interest Payment Dates:

We will make interest payments on the Notes on April 1 and October 1 of each year, commencing October 1, 2012, and at maturity. The record date for the April 1 payment of interest will be March 15 and the record date for the October 1 payment of interest will be September 15.

Use of Proceeds:

The purchasers will pay the net proceeds from the sale of the Notes to us in immediately available funds. After our receipt of the net proceeds, the Notes will be credited to the purchasers’ accounts at The Depository Trust Company free of payment. We will use the net proceeds from the sale of the Notes and the 2042 Notes we are offering concurrently to pay at or prior to maturity our $100 million 4.75% first mortgage bonds due November 15, 2012 and to fund a portion of our capital requirements. If we do not use the proceeds immediately, we will temporarily invest them in short-term investments.

Legal Matters:

Rex Blackburn, our Senior Vice President and General Counsel, and Perkins Coie LLP, Seattle, Washington, will pass upon the validity of the Notes and other legal matters for us. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Notes for the purchasers listed under “Supplemental Plan of Distribution and Terms Agreement.” As of March 30, 2012, Mr. Blackburn owned 21,674 shares of IDACORP, Inc. common stock, including shares that may be acquired within 60 days pursuant to the exercise of stock options. Mr. Blackburn is acquiring additional shares of IDACORP, Inc. common stock at regular intervals through employee stock plans.